EXHIBIT 99.1

VIZSLA SILVER DISCOVERS NEW VEIN WITHIN THE NAPOLEON CORRIDOR INTERSECTING 1,169 G/T AGEQ OVER 3.2 METRES AT PANUCO

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, March 17, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from five new drill holes targeting the Cruz Negra Vein, located 250 metres west of the Napoleon resource area, at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results are a part of Vizsla's ongoing, fully funded 120,000-meter resource/discovery-based drill program.

Highlights

•	NP-21-236 returned 1,169 grams per tonne (g/t) silver equivalent (AgEq) over 3.2 metres downhole (mDH) (160 g/t silver, 10.4 g/t gold, 0.55 % lead and 4.30 % zinc), including;
•	1,779 g/t AgEq over 1.1 mDH (256 g/t silver, 14.80 g/t gold, 0.98 % lead and 8.27 % zinc)
•	NP-21-232 returned 1,889 g/t AgEq over 1.7 mDH (1,066 g/t silver, 9.85 g/t gold, 0.40 % lead and 0.66 % zinc) including;
•	3,098 g/t AgEq over 0.9 mDH (1,825 g/t silver, 15.45 g/t gold, 0.48 % Pb and 0.65 % Zn)
•	NP-21-146B returned 3,499 g/t AgEq over 0.7 mDH (1,795 g/t silver, 21.00 g/t gold, 0.23 % lead and 0.50 % zinc)
•	Results are from five of nine completed drill holes at Cruz Negra that define a mineralized zone approximately 180 long by 240 metres deep, which remains open in all directions

"One of the most exciting aspects of Panuco is the tremendous growth potential remaining in the district," commented Michael Konnert, President, and CEO.  "Today's results highlight this with a new high-grade discovery, Cruz Negra, which is associated with the Josephine Vein in the Napoleon Corridor. Of note is the particularly high gold grades intersected to date at Cruz Negra.  The Company now has eleven rigs on site, increasing to twelve by end of next week, with an equal split of resource expansion and new exploration drilling.  This fits with our 2022 strategy of defining the full extent of mineralization in and around the initial resource areas while simultaneously beginning to unlock the full district endowment."

About the Cruz Negra Vein results

In mid-2020, the Company undertook an electromagnetic survey that led to the discovery of the Josephine Vein located ~120 metres to the west of the Napoleon Vein.  To date, drilling along Josephine has defined two zones of mineralization that currently contribute 3.0Moz AgEq of indicated and 3.5Moz AgEq inferred to the Project's maiden resource estimate. A technical report is being prepared in accordance with National Instrument 43-101 ("NI-43-101") and will be available on the Company's website and SEDAR within 30 days of the date of the Company's March 1, 2022 news release announcing the resource estimate.

Figure 1: Plan map of recent drilling targeting the Cruz Negra Vein along the Napoleon Vein Corridor (CNW Group/Vizsla Silver Corp.)

Figure 2: Cruz Negra cross section (CNW Group/Vizsla Silver Corp.)

Follow-up mapping along the western edge of the Napoleon Vein Corridor, defined additional targets including the north-west trending Cruz Negra Vein, located immediately to the west of Josephine.  This newly discovered vein may represent a splay off the Josephine Vein or a throughgoing structure that is a splay of the main Napoleon Vein (Figure 1).  Initial drilling successfully intersected both the Josephine and Cruz Negra veins with multiple intercepts in each hole containing high levels of gold mineralization.

Mineralized assay results received for the first five holes (Table 1) at Cruz Negra, highlight a range of downhole widths from 0.7-4.45 metres with grades ranging from 335-3,499 g/t AgEq once at the mineralized elevation.

Field mapping in the area suggests Cruz Negra continues off the Company's claims to the northwest, before re entering onto Vizsla ground. The Company is currently gaining an understanding of the local controls to mineralization prior to initial step-out drilling, designed to test the 1.5-kilometre projected length of the Cruz Negra Vein withing Vizsla claims.

As Company geologists continue to expand the prospecting and mapping phases of the exploration program, many new veins are being defined and sampled.  These new targets are then advanced through the Company's exploration matrix to ultimately become drill targets.  This approach has generated a large number of drill ready targets in the western portion of the district, many within close proximity to the initial Napoleon and Tajitos resource areas. It is these proximal targets that will be a near-term focus for exploration in 2022.

Drillhole	From	To	Downhole Length	Ag	Au	Pb	Zn	AgEq	Comments

	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-21-146B	193.80	194.50	0.70	1,795	21.00	0.23	0.50	3,499
NP-21-222	242.90	247.35	4.45	34	3.26	0.12	0.98	335
Incl.	244.00	245.20	1.20	59	9.94	0.25	2.13	941
NP-21-227	No significant values
NP-21-232	168.60	170.25	1.65	1,066	9.85	0.40	0.66	1,889
Incl.	168.60	169.50	0.90	1,825	15.45	0.48	0.65	3,098
And	292.55	296.25	3.70	440	3.74	0.46	2.25	837	Josephine
Incl.	294.05	295.55	1.50	707	5.27	0.32	1.55	1,196
NP-21-236	246.00	249.20	3.20	160	10.40	0.55	4.30	1,169
Incl.	246.55	249.20	2.65	185	12.11	0.65	5.05	1,361
Incl.	247.30	248.40	1.10	256	14.80	0.98	8.27	1,779

Table 1: Downhole drill intersections from the holes completed at the Cruz Negra structure on the Napoleon Vein Corridor. True widths have yet to be determined. Note: A full table of Josephine intersections will be included with the next update of Napoleon resource drilling intersections.

Note: AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-21-146B	403,276	2,587,055	497.4	253.0	-54	231.0
NP-21-222	403,275	2,587,060	497.7	245.4	-61	390.0
NP-21-227	402,987	2,587,131	516.2	85.4	-33	300.0
NP-21-232	402,986	2,587,131	516.2	94.2	-52	336.0
NP-21-236	402,986	2,587,131	516.3	94.2	-63	457.5

Table 2: Cruz Negra drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,754-hectare, past producing district benefits from over 75 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1Moz AgEq and an in situ inferred resource of 45.6Moz AgEq (see Company news release dated March 1, 2022).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., Vice President of Technical Services, is the Qualified Person for the Company and has validated and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this video are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained in this video providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced in this video may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district; drilling targets; and results from additional drill holes.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 10:11e 17-MAR-22